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                          May 4, 2021

       Robert McAllister
       Principal Executive Officer, President and Director
       Enertopia Corp.
       #18 1783 Spall Road
       Kelowna, British Columbia, Canada V1Y 4R2

                                                        Re: Enertopia Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed April 26,
2021
                                                            File No. 333-255495

       Dear Mr. McAllister:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Timothy
Collins at 202-551-3176 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              William Macdonald